Exhibit 99.1

New Gold Achieves Updated 2022 Guidance and Reports Fourth Quarter and Full Year 2022 Results

Provides 2023 Operational Outlook and Updated Mineral Reserves and Resources

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, Feb. 16, 2023 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports fourth quarter and full year 2022 results, updates Mineral Reserves and Mineral Resources for the Company as of December 31, 2022, and provides its 2023 operational outlook. The Company will host a conference call and webcast today at 8:30 am Eastern Time to discuss these items (details are provided at the end of this news release). For detailed information, please refer to the Company's Management's Discussion and Analysis ("MD&A") and consolidated financial statements for the year ended December 31, 2022 that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information. Numbered note references throughout this news release are to endnotes which can be found at the end of this news release.

Consolidated Fourth Quarter and Full Year Highlights

  Total production for the fourth quarter was 97,824 gold equivalent1 ("gold eq.") ounces (80,694 ounces of gold, 128,145 ounces of silver and 6.9 million pounds of copper). For the year, production was 347,054 gold eq.1 ounces (271,373 ounces of gold, 497,647 ounces of silver and 31.1 million pounds of copper), achieving the updated annual guidance for all metals
  Operating expenses4 for the quarter were $1,140 per gold eq. ounce and $1,116 per gold eq. ounce for the year, below the updated annual guidance range of $1,120 to $1,200 per gold eq. ounce
  Total cash costs2 for the quarter were $1,167 per gold eq. ounce and $1,150 per gold eq. ounce for the year
  All-in sustaining costs2 for the quarter were $1,668 per gold eq. ounce and $1,818 per gold eq. ounce for the year, below the updated annual guidance range of $1,875 to $1,975 per gold eq. ounce
  Average realized gold price2 was $1,751 per ounce and average realized copper price2 was $3.74 per pound for the quarter. Average realized gold price2 was $1,808 per ounce and average realized copper price2 was $3.94 per pound for the year
  Cash generated from operations for the quarter was $32 million ($0.05 per share) and $191 million ($0.28 per share) for the year
  Cash generated from operations for the quarter, before changes in non-cash operating working capital2 was $44 million ($0.06 per share) and $182 million ($0.27 per share) for the year
  Net loss for the quarter was $17 million ($0.02 per share) and $67 million ($0.10 per share) for the year
  Adjusted net loss2 for the quarter was $6 million ($0.01 per share) and $26 million ($0.04 per share) for the year
  2022 year-end Mineral Reserves of 3.3 million ounces of gold and 607 million pounds of copper
  December 31, 2022 cash and cash equivalents of $201 million

"Although the year presented several challenges for New Gold, our teams remained resilient, accomplishing a number of key objectives, including meeting or beating all updated annual production and cost guidance ranges," stated Patrick Godin, President and CEO. "This was underpinned by a strong fourth quarter which included Rainy River's strongest production quarter of the year, as we began to incorporate higher grade material from the Intrepid zone, as well as New Afton ramping up production from B3 to its targeted rate of 8,000 tonnes per day, ahead of schedule."

"Looking ahead to 2023, our core strategy and objectives remain unchanged. We will advance key priorities at both sites with the health and safety of our team at the forefront. At Rainy River, we will continue to advance underground production from the Intrepid zone and begin developing the Main zone below the pit with the first in-pit portal to be completed in the second half of the year. This year will also be the last significant capital waste stripping year which will reduce sustaining capital in future years. We will continue to focus on improving the reliability of the processing plant while looking for opportunities to optimize our costs. At New Afton, the focus remains on steady state mining rates from B3, first ore from C-Zone in the second half of the year and continuing to advance and grow our exploration program based on the positive results seen to date. Achieving these objectives is expected to lead to a 10% increase in production with lower costs compared to 2022 and secure strong future production at both assets. I remain confident in our team's ability to deliver on these objectives and look forward to updating the market on our progress through the year."

Consolidated Financial Highlights

	Q4 2022	Q4 2021	FY 2022	FY 2021
Revenue ($M)	162.8	202.6	604.4	745.5
Operating expenses ($M)	108.5	99.6	382.7	377.3
Net (loss) earnings ($M)	(16.9)	150.9	(66.8)	140.6
Net (loss) earnings, per share ($)	(0.02)	0.22	(0.10)	0.21
Adj. net (loss) earnings ($M)[2]	(6.3)	24.7	(26.1)	82.9
Adj. net (loss) earnings, per share ($)[2]	(0.01)	0.04	(0.04)	0.12
Cash generated from operations ($M)	31.9	105.7	190.7	323.7
Cash generated from operations, per share ($)	0.05	0.16	0.28	0.48
Cash generated from operations, before changes in non-cash operating working capital ($M)[2]	44.3	92.9	181.6	322.7
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[2]	0.06	0.14	0.27	0.47
  Revenue for the quarter decreased over the prior-year period primarily due to lower copper sales volume and lower gold and copper average realized prices. For the year ended December 31, 2022, the decrease in revenue over the prior-year period was due to lower gold and copper sales volume and lower copper average realized prices.
  Operating expenses were higher than the prior-year periods due to higher operating expenses at New Afton, as production from B3 continued to ramp-up, and inflation-driven price increases.
  Net earnings decreased over the prior-year periods primarily due to lower revenue, higher operating expenses, and the gain on the sale of the Blackwater gold stream in the prior-year period.
  Adjusted net earnings2 decreased over the prior-year periods primarily due to lower revenue and higher operating expenses.
  Cash generated from operations for the quarter decreased over the prior-year periods primarily due to lower revenue and negative working capital movements. For the full year, the decrease in cash generated from operations was due to lower revenue, partially offset by positive working capital movements.

Consolidated Operational Highlights

	Q4 2022	Q4 2021	FY 2022	FY 2021
Gold eq. production (ounces)[1,3]	97,824	111,574	347,054	418,933
Gold eq. sold (ounces)[1,3]	95,161	109,214	342,839	402,449
Gold production (ounces)[3]	80,694	81,072	271,373	286,921
Gold sold (ounces)[3]	78,507	78,745	269,147	277,451
Copper production (Mlbs)[3]	6.9	14.2	31.1	61.7
Copper sold (Mlbs)[3]	6.8	14.2	30.2	58.4
Gold revenue, per ounce ($)[4]	1,736	1,778	1,791	1,778
Copper revenue, per pound ($)[4]	3.53	4.07	3.70	3.97
Average realized gold price, per ounce ($)[2]	1,751	1,798	1,808	1,798
Average realized copper price, per pound ($)[2]	3.74	4.37	3.94	4.24
Operating expenses, per gold eq. ounce ($)[4]	1,140	912	1,116	938
Total cash costs, per gold eq. ounce ($)[2]	1,167	965	1,150	991
Depreciation and depletion, per gold eq. ounce ($)[4]	551	469	572	489
All-in sustaining costs, per gold eq. ounce ($)[2]	1,668	1,355	1,818	1,463
Sustaining capital and sustaining leases ($M)[2]	37.2	33.6	195.1	156.8
Growth capital ($M)[2]	37.1	26.9	109.2	101.7
Total capital and leases ($M)	74.3	60.5	304.3	258.5

Rainy River Mine

Operational Highlights

Rainy River Mine	Q4 2022	Q4 2021	FY 2022	FY 2021
Gold eq. production (ounces)[1,3]	71,221	70,500	235,194	242,961
Gold eq. sold (ounces)[1,3]	68,392	68,380	233,788	237,061
Gold production (ounces)[3]	69,753	68,356	229,822	234,469
Gold sold (ounces)[3]	66,992	66,239	228,565	228,693
Gold revenue, per ounce ($)[4]	1,748	1,796	1,807	1,797
Average realized gold price, per ounce ($)[2]	1,748	1,796	1,807	1,797
Operating expenses, per gold eq. ounce ($)[4]	1,014	897	985	955
Total cash costs, per gold eq. ounce ($)[2]	1,014	897	985	955
Depreciation and depletion, per gold eq. ounce ($)[4]	559	571	634	625
All-in sustaining costs, per gold eq. ounce ($)[2]	1,467	1,281	1,605	1,415
Sustaining capital and sustaining leases ($M)[2]	28.5	24.0	136.5	100.9
Growth capital ($M)[2]	4.2	2.3	17.7	11.6
Total capital and leases ($M)	32.7	26.3	154.2	112.5

Operating Key Performance Indicators

Rainy River Mine (Open Pit Mine only)	Q4 2022	Q4 2021	FY 2022	FY 2021
Tonnes mined per day (ore and waste)	110,536	129,775	112,826	147,131
Ore tonnes mined per day	34,667	33,885	22,965	39,716
Operating waste tonnes per day	56,547	62,348	39,017	71,869
Capitalized waste tonnes per day	19,323	33,542	50,843	35,546
Total waste tonnes per day	75,870	95,890	89,860	107,415
Strip ratio (waste:ore)	2.19	2.83	3.91	2.70
Tonnes milled per calendar day	22,225	24,492	23,568	25,342
Gold grade milled (g/t)	1.16	1.03	0.91	0.88
Gold recovery (%)	92	92	91	89
  Fourth quarter gold eq.1 production was 71,221 ounces (69,753 ounces of gold and 110,133 ounces of silver), an increase over the prior-year period due to higher gold grade with the inclusion of higher grade underground tonnes, partially offset by lower tonnes processed. Full year gold eq.1 production was 235,194 ounces (229,822 ounces of gold and 402,964 ounces of silver), a decrease over the prior year mainly due to lower tonnes processed. Full year gold eq.1 production fell within the updated guidance range of 230,000 to 250,000 ounces.
  Operating expense4 per gold eq. ounce increased over the prior-year periods as inflation-driven price increases were partially offset by a weakening of the Canadian dollar relative to the U.S. dollar. Full year operating expense per gold eq. ounce achieved the updated annual guidance range of $960 to $1,040 per gold eq. ounce.
  All-in sustaining costs2 per gold eq. ounce increased over the prior-year periods primarily due to higher operating costs and higher sustaining capital. Full year all-in sustaining costs2 per gold eq. ounce was slightly below the updated annual guidance range of $1,620 to $1,720 per gold eq. ounce.
  Total capital and leases for the quarter and full year were $33 million and $154 million, respectively, an increase over the prior-year periods due to higher sustaining capitalized waste mining costs as a result of the higher strip ratio, and the continued development of the Intrepid underground zone. Sustaining capital2 during the quarter primarily related to capitalized waste as well as capital maintenance, and the advancement of the annual tailings dam raise. Growth capital2 related to the development of the Intrepid underground zone.
  Free cash flow2 for the quarter was a net inflow of $4 million (net of a $6 million stream payment), a decrease over the prior-year period primarily due to a decrease in cash generated from operations and an increase in capital expenditures. Full year free cash flow2 was a net inflow of $18 million (net of a $24 million stream payment), a decrease over the prior year primarily due to an increase in capital expenditures, partially offset by an increase in cash generated from operations.

New Afton Mine

Operational Highlights

New Afton Mine	Q4 2022	Q4 2021	FY 2022	FY 2021
Gold eq. production (ounces)[1,3]	26,603	41,074	111,860	175,972
Gold eq. sold (ounces)[1,3]	26,769	40,835	109,051	165,387
Gold production (ounces)[3]	10,941	12,716	41,551	52,452
Gold sold (ounces)[3]	11,514	12,507	40,582	48,758
Copper production (Mlbs)[3]	6.9	14.2	31.1	61.7
Copper sold (Mlbs)[3]	6.8	14.2	30.2	58.4
Gold revenue, per ounce ($)[4]	1,668	1,685	1,699	1,690
Copper revenue, per ounce ($)[4]	3.53	4.07	3.70	3.97
Average realized gold price, per ounce ($)[2]	1,766	1,807	1,808	1,804
Average realized copper price, per pound ($)[2]	3.74	4.37	3.94	4.24
Operating expenses, per gold eq. ounce ($)[4]	1,461	938	1,395	912
Total cash costs, per gold eq. ounce ($)[2]	1,557	1,079	1,503	1,042
Depreciation and depletion, per gold eq. ounce ($)[4]	527	297	434	288
All-in sustaining costs, per gold eq. ounce ($)[2]	1,870	1,330	2,044	1,385
Sustaining capital and sustaining leases ($M)[2]	7.9	9.5	56.8	54.5
Growth capital ($M)[2]	32.9	24.6	91.5	90.1
Total capital and leases ($M)	40.8	34.1	148.3	144.6

Operating Key Performance Indicators

New Afton Mine	Q4 2022	Q4 2021	FY 2022	FY 2021
Tonnes mined per day (ore and waste)	7,978	13,705	7,003	13,271
Tonnes milled per calendar day	6,938	13,125	9,105	13,386
Gold grade milled (g/t)	0.62	0.41	0.47	0.41
Gold recovery (%)	86	81	84	81
Copper grade milled (%)	0.57	0.67	0.51	0.70
Copper recovery (%)	87	80	83	81
  Fourth quarter gold eq.1 production was 26,603 ounces (10,941 ounces of gold and 6.9 million pounds of copper), and for the year ended December 31, 2022, gold eq.1 production was 111,860 ounces (41,551 ounces of gold and 31.1 million pounds of copper). The decrease over the prior-year periods was due to lower tonnes mined and processed. Full year gold eq.1 production fell within the updated guidance range of 95,000 to 115,000 ounces.
  Operating expense4 per gold eq. ounce increased over the prior-year periods, primarily due to lower sales volume. Full year operating expense per gold eq. ounce was below the updated guidance range of $1,485 to $1,565 per gold eq. ounce due to a weaker Canadian dollar relative to the U.S. dollar assumption used to set guidance.
  All-in sustaining costs2 per gold eq. ounce increased over the prior-year periods, primarily due to lower sales volume and higher sustaining capital spend for the year ended December 31, 2022. Full year all-in sustaining costs2 per gold eq. ounce was below the updated annual guidance range of $2,210 to $2,310 per gold eq. ounce due to a weaker Canadian dollar relative to the U.S. dollar assumption used to set guidance.
  Total capital and leases for the quarter and full year were $41 million and $148 million, respectively, relatively in-line with prior-year periods. Sustaining capital2 in the quarter primarily related to the completion of B3 mine development, and the continuation of tailings management and stabilization activities. Growth capital2 in the quarter primarily related to C-Zone development, which advanced 1,076 meters during the quarter.
  Free cash flow2 for the quarter and full year was a net outflow of $41 million and $138 million, respectively, a decrease over the prior-year periods due to a decrease in cash generated from operations and an increase in capital expenditures.

2023 Operational Outlook

Operational Estimates	Rainy River Mine	New Afton Mine	2023 Consolidated Guidance
Gold eq. production (ounces) [1,3,5]	235,000 - 265,000	130,000 - 160,000	365,000 - 425,000
Gold production (ounces)	230,000 - 260,000	50,000 - 60,000	280,000 - 320,000
Copper production (Mlbs)	-	38 - 48	38 - 48
Operating expenses, per gold eq. ounce[4]	$905 - $985	$1,035 - $1,115	$950 - $1,030
All-in sustaining costs, per gold eq. ounce[2]	$1,475 - $1,575	$1,320 - $1,420	$1,505 - $1,605
Capital Investment & Exploration Estimates	Rainy River Mine	New Afton Mine	2023 Consolidated Guidance
Total capital ($M)	$145 - $165	$145 - $185	$290 - $350
Sustaining capital ($M)[2]	$125 - $135	$15 - $35	$140 - $170
Growth capital ($M)[2]	$20 - $30	$130 - $150	$150 - $180

Gold equivalent production3,5 is expected to be between 365,000 to 425,000 ounces, approximately 13% higher than 2022 production. Production is expected to strengthen in the second half of the year, with the second half of 2023 to represent approximately 55% of annual production.

Operating expenses4 are expected to be $950 to $1,030 per gold eq. ounce, lower than the prior year as a result of higher production and sales volumes from both sites. All-in sustaining costs2 are expected to be $1,505 to $1,605 per gold eq. ounce, lower than the prior year due to lower sustaining capital spend and higher sales volumes. All-in sustaining costs2 are expected to trend lower in the second half of the year, consistent with the production profile.

Total capital is expected to be $290 to $350 million, of which, sustaining capital2 is expected to be $140 to $170 million, and growth capital2 is expected to be $150 to $180 million. The decrease in sustaining capital2 over the prior year predominantly relates to the completion of B3 mine development in 2022. The increase in growth capital2 relates to C-Zone development, advancing underground development at the Intrepid underground zone, and commencing development at the Main underground zone at Rainy River. Quarterly sustaining capital and growth capital2 are expected to be relatively consistent through the year.

In 2023, the Company will report production on a gold equivalent, gold and copper basis. Operating expenses and all-in sustaining costs will be reported on a per gold equivalent ounce basis. Throughout the year, the Company will report gold equivalent ounces using a constant ratio of $1,750 per gold ounce, $22.00 per silver ounce and $3.50 per copper pound, and a foreign exchange rate of $1.32 Canadian dollars to $1.00 US dollar.

2023 Rainy River Operational Outlook

Operational Estimates	2023 Guidance
Gold eq. production (ounces) [1,3]	235,000 - 265,000
Gold production (ounces)	230,000 - 260,000
Operating expenses, per gold eq. ounce[4]	$905 - $985
All-in sustaining costs, per gold eq. ounce[2]	$1,475 - $1,575
Capital Investment & Exploration Estimates	2023 Guidance
Total capital ($M)	$145 - $165
Sustaining capital ($M)[2]	$125 - $135
Growth capital ($M)[2]	$20 - $30
  Gold equivalent production1,3 is expected to be 235,000 to 265,000 ounces, an increase over the prior year due to an increase in gold grade, tonnes mined and processed, as well as ramping-up ore extraction from the Intrepid underground zone throughout the year. Production is expected to strengthen in the second half of the year as planned maintenance activities for the processing plant are to be completed in the first half of the year. The second half of 2023 is expected to represent approximately 55% of the annual production.
  Operating expenses4 are expected to be $905 to $985 per gold eq. ounce, a decrease over the prior year, primarily due to higher production and sales volume.
  All-in sustaining costs2 are expected to be $1,475 to $1,575 per gold eq. ounce, a decrease over the prior year, primarily due to higher production and sales volume. All-in sustaining costs2 are expected to trend lower in the second half of the year, consistent with the production profile.
  Total capital is expected to be $145 to $165 million. Sustaining capital2 is expected to be $125 to $135 million, including approximately $70 million in capitalized waste, $35 million towards the annual tailings dam raise, $15 million in capital parts and components replacement programs, $5 million in sustaining capital development for the Intrepid underground zone, and $5 million related to other general sustaining capital and working capital payments. Growth capital2 is expected to be $20 to $30 million, related to the continued development of the Intrepid underground zone, and the commencement of development of the Main underground zone below the pit. Sustaining capital and growth capital2 are expected to be generally consistent throughout the year.

2023 New Afton Operational Outlook

Operational Estimates	2023 Guidance
Gold eq. production (ounces) [1,3,5]	130,000 - 160,000
Gold production (ounces)	50,000 - 60,000
Copper production (Mlbs)	38 - 48
Operating expenses, per gold eq. ounce[4]	$1,035 - $1,115
All-in sustaining costs, per gold eq. ounce[2]	$1,320 - $1,420
Capital Investment & Exploration Estimates	2023 Guidance
Total capital ($M)	$145 - $185
Sustaining capital ($M)[2]	$15 - $35
Growth capital ($M)[2]	$130 - $150
  Gold equivalent production3,5 is expected to be 130,000 to 160,000 ounces, approximately 30% higher than 2022, as B3 production achieves steady-state mining rates and higher gold and copper grades. B3 mining rate is expected to average approximately 8,000 tonnes per day as all drawpoint development is completed.
  Operating expenses4 are expected to be $1,035 to $1,115 per gold eq. ounce, a decrease over the prior year, primarily due to higher production and sales volume.
  All-in sustaining costs2 are expected to be $1,320 to $1,420 per gold eq. ounce, a decrease over the prior year, primarily due to lower sustaining capital spend with B3 development completed in 2022 and higher production and sales volume. All-in sustaining costs2 are expected to trend higher in the first half of the year due to timing of the tailings management and stabilization work.
  Total capital is expected to be $145 to $185 million. Sustaining capital2 is expected to be $15 to $35 million, including approximately $15 million related to stabilization activities, $5 million related to tailings management and $5 million related to other general sustaining capital and working capital payments. Growth capital2 is expected to be $130 to $150 million, related to the continued advancement of the C-Zone project, primarily focused on mine development, infrastructure installation, and continued progress on stabilization. Growth capital2 is expected to be generally consistent throughout the year.
  Exploration expenditures are expected to be approximately $15 million and will focus on underground exploration and infill drilling on the mineralized zone defined within the New Afton footprint, follow-up surface drilling, and reconnaissance exploration drilling on regional targets that were defined in 2022.

Mineral Reserves and Mineral Resources (as at December 31, 2022)

As at December 31, 2022, New Gold is reporting Mineral Reserves and Mineral Resources as summarized in the table below. Detailed Mineral Reserve and Mineral Resource tables follow at the end of this press release.

Mineral Reserves and Mineral Resources Summary[1]	As at December 31, 2022[2]			As at December 31, 2021
	Gold koz	Silver koz	Copper Mlbs	Gold koz	Silver koz	Copper Mlbs
Proven and Probable Mineral Reserves
Rainy River	2,493	6,176	-	2,799	7,022	-
Open Pit	1,081	2,212	-	1,230	2,170	-
Underground	1,228	2,966	-	1,241	3,084	-
Low grade and stockpile	185	999	-	328	1,768	-
New Afton	804	1,999	607	883	2,327	675
Total Proven and Probable Mineral Reserves[3]	3,297	8,176	607	3,682	9,349	675
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves)[1]
Rainy River	1,501	3,627	-	1,543	3,894	-
Open Pit	127	161	-	195	472	-
Underground	1,374	3,466	-	1,348	3,422	-
New Afton	1,222	4,495	1,035	1,174	4,187	1,006
Total Measured and Indicated Mineral Resources[3]	2,722	8,122	1,035	2,717	8,081	1,006
Total Inferred Mineral Resources[3]	375	782	135	387	831	137

1.  Refer to the detailed Mineral Reserve and Mineral Resource tables that follow at the end of this press release for the estimates as at December 31, 2022 and the Company's Annual Information Form dated March 31, 2022 for estimates as at December 31, 2021.

2.  The Mineral Reserves and Mineral Resources stated above are as at December 31, 2022 and do not reflect any events subsequent to that date.

3.  Numbers may not add due to rounding

Consolidated Mineral Reserves decreased by approximately 385,000 gold ounces compared to the prior year. At Rainy River, total Mineral Reserves decreased by approximately 306,000 gold ounces over the prior year due to approximately 252,000 gold ounces of annual mine production, approximately 48,000 gold ounces related to a resource mineability adjustment, and approximately 6,000 gold ounces related to a slope design update. At New Afton, Mineral Reserves decreased by approximately 79,000 gold ounces over the prior year due to approximately 44,000 gold ounces of annual mine depletion and approximately 45,000 gold ounces from the Sub Level Cave and East Cave Recovery Level converted to Mineral Resources, partially offset by an increase of approximately 10,000 gold ounces from mine plan optimization.

Consolidated Measured and Indicated Mineral Resources increased by approximately 5,000 gold ounces, with Rainy River decreasing by approximately 42,000 gold ounces due to an updated open pit design, offset by an increase of approximately 47,000 gold ounces at New Afton from the Sub Level Cave and East Cave Recovery Level converted to Mineral Resources and additional exploration drilling. Consolidated Inferred Mineral Resources decreased by approximately 12,000 gold ounces to 375,000 gold ounces.

Fourth Quarter 2022 Conference Call and Webcast

The Company will release its fourth quarter 2022 financial results before markets open on Thursday, February 16, 2023. A conference call and webcast will follow at 8:30 am Eastern Time.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/mX1v9XP9zGK
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 24329001
  To join the conference call without operator assistance, you may register and enter your phone number at https://connectnow1.accutel.com/EventMeet/rest/users/login?password=h5hnf4cq8qa76 to receive an instant automated call back.
  A recorded playback of the conference call will be available until March 16, 2023 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 329001. An archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes

1.	Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q4 2022 includes production of 110,133 ounces of silver (104,968 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $24.00 per silver ounce used for 2022 guidance estimates. Gold eq. ounces for New Afton in Q4 2022 includes 6.9 million pounds of copper produced (6.8 million pounds sold) and 18,012 ounces of silver produced (17,023 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, $4.00 per copper pound and $24.00 per silver ounce used for 2022 guidance estimates.
2.	"Total cash costs", "all-in sustaining costs" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations, before changes in non-cash operating working capital", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.
3.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
4.	These are supplementary financial measures which are calculated as follows: "revenue per ounce/pound" is total revenue divided by total gold ounces sold and copper pounds sold. "Operating expenses per gold eq. ounce sold" is total operating expenses divided by total gold equivalent ounces sold and "depreciation and depletion per gold eq. ounce sold" is total depreciation and depletion divided by total gold equivalent ounces sold.
5.	New Afton 2023 operational estimates are exclusive of any material from the ore purchase agreement.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION
Operating expenses	108.5	99.6	382.7	377.3
Gold equivalent ounces sold[1]	95,161	109,214	342,839	402,449
Operating expenses per gold equivalent ounce sold ($/ounce)	1,140	912	1,116	938
Operating expenses	108.5	99.6	382.7	377.3
Treatment and refining charges on concentrate sales	2.6	5.8	11.7	21.5
Total cash costs[2]	111.0	105.4	394.2	398.8
Gold equivalent ounces sold[1]	95,161	109,214	342,839	402,449
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,167	965	1,150	991
Sustaining capital expenditures[2]	34.2	30.7	182.9	144.2
Sustaining exploration - expensed	—	—	0.5	0.8
Sustaining leases[2]	2.9	2.4	10.8	10.4
Corporate G&A including share-based compensation	7.6	5.9	23.3	22.8
Reclamation expenses	3.0	3.6	11.5	11.6
Total all-in sustaining costs[2]	158.8	148.0	623.2	588.6
Gold equivalent ounces sold[1]	95,161	109,214	342,839	402,449
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,668	1,355	1,818	1,463

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	69.4	61.3	230.4	226.5
Gold equivalent ounces sold[1]	68,392	68,380	233,788	237,061
Operating expenses per unit of gold sold ($/ounce)	1,014	897	985	955
Operating expenses	69.4	61.3	230.4	226.5
Total cash costs[2]	69.4	61.3	230.4	226.5
Gold equivalent ounces sold[1]	68,392	68,380	233,788	237,061
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,014	897	985	955
Sustaining capital expenditures[2]	26.2	21.1	126.3	90.5
Sustaining leases[2]	2.3	2.3	9.4	9.5
Reclamation expenses	2.5	2.8	9.2	8.9
Total all-in sustaining costs[2]	100.3	87.6	375.2	335.5
Gold equivalent ounces sold[1]	68,392	68,380	233,788	237,061
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,467	1,281	1,605	1,415

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	39.1	38.3	152.3	150.8
Gold equivalent ounces sold[1]	26,769	40,835	109,051	165,387
Operating expenses per unit of gold sold ($/ounce)	1,461	938	1,395	912
Operating expenses	39.1	38.3	152.3	150.8
Treatment and refining charges on concentrate sales	2.6	5.8	11.7	21.5
Total cash costs[2]	41.7	44.1	164.0	172.3
Gold equivalent ounces sold[1]	26,769	40,835	109,051	165,387
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,557	1,079	1,503	1,042
Sustaining capital expenditures[2]	7.9	9.5	56.4	53.7
Sustaining leases[2]	—	—	0.3	0.3
Reclamation expenses	0.5	0.7	2.3	2.6
Total all-in sustaining costs[2]	50.1	54.3	223.0	229.0
Gold equivalent ounces sold[1]	26,769	40,835	109,051	165,387
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,870	1,330	2,044	1,385

Sustaining Capital Expenditures Reconciliation Table

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	(71.3)	58.1	(292.9)	247.3
New Afton growth capital expenditures[2]	(32.9)	(24.6)	(91.5)	(90.1)
Rainy River growth capital expenditures[2]	(4.2)	(2.2)	(17.7)	(11.6)
Sustaining capital expenditures[2]	(34.2)	31.3	(183.7)	145.6

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" excludes "loss on repayment of long term debt" and "other gains and losses" as per Note 3 of the Company's condensed consolidated financial statements. Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long-term debt and the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, fair value changes for copper price option contracts, foreign exchange gains/loss, fair value changes in investments and gain on disposal of the Blackwater stream and Blackwater project. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
ADJUSTED NET (LOSS) EARNINGS RECONCILIATION
(Loss) earnings before taxes	(5.7)	156.8	(65.4)	160.3
Other losses	(7.3)	(123.6)	25.7	(57.5)
Loss on repayment of long-term debt	—	—	4.3	—
Corporate restructuring	2.1	—	2.1	—
Adjusted net (loss) earnings before taxes	(10.9)	33.2	(33.3)	102.8
Income tax expense	(11.2)	(5.9)	(1.4)	(19.7)
Income tax adjustments	15.8	(2.6)	8.6	(0.2)
Adjusted income tax recovery (expense)[2]	4.6	(8.5)	7.2	(19.9)
Adjusted net (loss) earnings[2]	(6.3)	24.7	(26.1)	82.9
Adjusted (loss) earnings per share (basic and diluted)[2]	(0.01)	0.04	(0.04)	0.12

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2022	2021	2022	2021
CASH RECONCILIATION
Cash generated from operations	31.9	105.7	190.7	323.7
Change in non-cash operating working capital	12.4	(12.8)	(9.1)	(1.0)
Cash generated from operations, before changes in non-cash operating working capital[2]	44.3	92.9	181.6	322.7

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	42.2	(0.7)	(9.6)	31.9
Less Mining interest capital expenditures	(30.4)	(40.7)	(0.2)	(71.3)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(2.3)	—	(0.3)	(2.6)
Less Cash settlement of non-current derivative financial liabilities	(5.7)	—	—	(5.7)
Free Cash Flow[2]	3.8	(41.4)	(10.1)	(47.7)

	Three months ended December 31, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	67.7	44.5	(6.5)	105.7
Less Mining interest capital expenditures	(24.0)	(34.3)	0.2	(58.1)
Add Proceeds of sale from other assets	0.6	—	—	0.6
Less Lease payments	(2.3)	0.1	(0.2)	(2.4)
Less Cash settlement of non-current derivative financial liabilities	(6.5)	—	—	(6.5)
Free Cash Flow[2]	35.5	10.3	(6.5)	39.3

	Year ended December 31, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	195.4	22.6	(27.3)	190.7
Less Mining interest capital expenditures	(144.8)	(147.9)	(0.3)	(292.9)
Add Proceeds of sale from other assets	0.8	0.1	—	0.9
Less Lease payments	(9.4)	(0.3)	(0.6)	(10.3)
Less Cash settlement of non-current derivative financial liabilities	(24.0)	(12.4)	—	(36.4)
Free Cash Flow[2]	18.0	(137.9)	(28.1)	(148.0)

	Year ended December 31, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	184.9	165.1	(26.3)	323.7
Less Mining interest capital expenditures	(103.0)	(144.4)	0.1	(247.3)
Add Proceeds of sale from other assets	0.9	0.5	—	1.4
Less Lease payments	(9.5)	(0.3)	(0.6)	(10.4)
Less Cash settlement of non-current derivative financial liabilities	(27.3)	(5.0)	—	(32.3)
Free Cash Flow[2]	46.0	15.9	(26.8)	35.1

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	136.3	139.9	482.2	492.6
Treatment and refining charges on gold concentrate sales	1.1	1.5	4.4	5.6
Gross revenue from gold sales	137.4	141.4	486.6	498.2
Gold ounces sold	78,507	78,745	269,147	277,451
Total average realized price per gold ounce sold ($/ounce)[2]	1,751	1,798	1,808	1,798

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	117.1	119.0	413.1	410.9
Gold ounces sold	66,992	66,239	228,565	228,693
Rainy River average realized price per gold ounce sold ($/ounce)[2]	1,748	1,796	1,807	1,797

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	19.2	20.9	69.1	81.7
Treatment and refining charges on gold concentrate sales	1.1	1.5	4.4	5.5
Gross revenue from gold sales	20.3	22.4	73.5	87.2
Gold ounces sold	11,514	12,507	40,582	48,758
New Afton average realized price per gold ounce sold ($/ounce)[2]	1,766	1,807	1,808	1,804

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three months and year ended December 31, 2022 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

MINERAL RESERVES AND MINERAL RESOURCES

New Gold's Mineral Reserve estimates as at December 31, 2022, is presented in the following table.

Mineral Reserves

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing reserves
Open Pit
Proven	6,579	1.25	2.1	-	264	444	-
Probable	18,066	1.22	2.1	-	707	1,192	-
Open Pit P&P (direct proc.)	24,645	1.23	2.1	-	972	1,636	-
Stockpile DPO
Proven	1,221	0.71	2.5	-	28	100	-
Probable	-	-	-	-	-	-	-
Total Stockpile	1,221	0.71	2.5	-	28	100	-
Low grade reserves
Open Pit
Proven	1,973	0.36	1.8	-	23	113	-
Probable	7,550	0.36	1.9	-	86	462	-
Open Pit P&P (low grade)	9,523	0.36	1.9	-	109	575	-
Stockpile
Proven	12,475	0.39	2.2	-	157	899	-
Probable	-	-	-	-	-	-	-
Open Pit P&P (stockpile)	12,475	0.39	2.2	-	157	899	-
Open Pit P&P (Direct proc. & Low grade)	47,863	0.82	2.1	-	1,265	3,210	-
Underground
Proven	-	-	-	-	-	-	-
Probable	12,499	3.06	7.4	-	1,228	2,966	-
Underground P&P (direct proc.)	12,499	3.06	7.4	-	1,228	2,966	-
Combined Direct proc. & Low grade
Proven	22,247	0.66	2.2	-	472	1,556	-
Probable	38,115	1.65	3.8	-	2,022	4,620	-
Total Rainy River P&P	60,362	1.28	3.2	-	2,493	6,176	-
NEW AFTON
B3 Zone
Proven	-	-	-	-	-	-	-
Probable	7,236	0.65	1.4	0.76	151	333	121
C Zone
Proven	-	-	-	-	-	-	-
Probable	29,756	0.68	1.7	0.74	653	1,666	486
Total New Afton P&P	36,992	0.68	1.7	0.74	804	1,999	607
TOTAL PROVEN & PROBABLE RESERVES					3,297	8,176	607
Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

MEASURED AND INDICATED MINERAL RESOURCES

Mineral Resource estimates as at December 31, 2022, are presented in the following tables:

Measured and Indicated Mineral Resources (Exclusive of Mineral Reserves)

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing resources
Open Pit
Measured	344	1.85	2.1	-	20	23	-
Indicated	1,699	1.82	2.0	-	99	111	-
Open Pit M&I (direct proc.)	2,043	1.82	2.0	-	120	134	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	14,213	3.01	7.6	-	1,374	3,466	-
Underground M&I (direct proc.)	14,213	3.01	7.6	-	1,374	3,466	-
Low grade resources
Open Pit
Measured	105	0.35	1.1	-	1	4	-
Indicated	570	0.35	1.3	-	6	23	-
Open Pit M&I (low grade)	675	0.35	1.3	-	8	27	-
Combined M&I
Measured	449	1.50	1.9	-	22	27	-
Indicated	16,482	2.79	6.8	-	1,479	3,600	-
Total Rainy River M&I	16,931	2.76	6.7	-	1,501	3,627	-
NEW AFTON
A&B Zones
Measured	23,173	0.50	1.7	0.66	374	1,290	339
Indicated	11,869	0.40	2.1	0.64	151	794	168
A&B Zone M&I	35,042	0.47	1.8	0.66	525	2,084	507
C-zone
Measured	3,791	0.92	2.3	1.16	112	281	97
Indicated	1,705	1.68	4.2	2.11	92	232	79
C-zone M&I	5,496	1.16	2.9	1.45	204	513	176
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	11,563	0.50	2.0	0.43	187	740	111
HW Lens M&I	11,563	0.50	2.0	0.43	187	740	111
D Zone
Measured	1,468	0.80	1.9	0.82	38	91	26
Indicated	5,886	0.70	1.9	0.79	132	363	102
D Zone M&I	7,353	0.72	1.9	0.79	169	454	129
Eastern Extension
Measured	3,214	0.81	4.9	1.07	84	509	75
Indicated	3,860	0.42	1.5	0.44	52	186	37
Eastern Extension M&I	7,074	0.60	3.1	0.72	136	696	113
Combined M&I
Measured	31,645	0.60	2.1	0.77	608	2,173	538
Indicated	34,883	0.55	2.1	0.65	614	2,322	497
Total New Afton M&I	66,528	0.57	2.1	0.71	1,222	4,495	1,035
Total M&I RESOURCES					2,722	8,122	1,035
Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Inferred Mineral Resources

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing
Open Pit	175	1.16	3.3	-	7	19	-
Underground	1,584	3.29	2.6	-	168	133	-
Total Direct Processing	1,759	3.08	2.7	-	174	152	-
Low grade resources
Open Pit	160	0.35	1.7	-	2	9	-
Rainy River Inferred	1,919	2.85	2.6	-	176	161	-
NEW AFTON
A&B Zones	6,184	0.39	1.4	0.34	78	270	47
C-zone	1,783	0.50	0.8	0.19	29	44	8
HW Lens	232	0.42	1.5	0.69	3	11	4
D Zone	4,696	0.32	1.3	0.51	48	196	53
Eastern Extension	3,158	0.40	1.0	0.35	41	100	24
New Afton Inferred	16,053	0.38	1.2	0.38	198	621	135
Total Inferred					375	782	135
Notes to the mineral reserve and mineral resource estimates are provided below.

Notes to Mineral Reserve and Resource Estimates

1.   New Gold's Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2.   All Mineral Reserve and Mineral Resource estimates for New Gold's properties and projects are effective December 31, 2022.

3.   New Gold's year-end 2022 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,400	$19.00	$3.25	$1.25
Mineral Resources	$1,500	$21.00	$3.50	$1.25

4.  Lower cut-offs for the Company's Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.46 – 0.49 g/t AuEq	0.44 – 0.45 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	Intrepid Zone: 1.93 g/t AuEq ODM Main Zones: 2.25 g/t AuEq	1.70 g/t AuEq
	U/G with LGO Stockpile processing:	ODM Main Zones: 1.74 g/t AuEq	1.70 g/t AuEq
New Afton	A&B Zones:	USD$ 10.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	USD$ 24.00/t

5.  New Gold reports its measured and indicated mineral resources exclusive of mineral reserves. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of mineral reserves.  Numbers may not add due to rounding.

6.  Mineral resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators 'open pit' and 'underground' may be used to indicate the envisioned mining method for different portions of a resource. Similarly, the designators 'direct processing' and 'lower grade material' may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold's material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7.  Rainy River Mine: In addition to the criteria described above, mineral reserves and mineral resources for the Rainy River project are reported according to the following criteria: Underground mineral reserves are reported peripheral to and/or below the open pit mineral reserve pit shell, which has been designed and optimized based on a $1,400/oz gold price. Open pit and underground mineral resources are reported based on a $1,500/oz gold price.  Open pit mineral resources are reported from within an open pit resource shell that extends to a depth of approximately 340 meters from surface. Open pit mineral resources exclude material reported as underground mineral reserves. New Afton Mine: C Zone resources reported at YE2020 have been further subdivided under C Zone, D-Zone and Eastern Extension based upon geological model refinement and location within the New Afton deposit.

8.  The preparation of New Gold's consolidated statement as it relates to the New Afton Mine and Rainy River Mine and estimation of mineral reserves has been completed under the oversight and review of Mr. John Ritter, General Manager for the New Afton Mine and Mr. Gord Simms, General Manager for the Rainy River Mine, respectively. Both Mr. John Ritter and Mr. Gord Simms are Professional Engineers and members of the Engineers and Geoscientist of British Columbia. Preparation of New Gold's consolidated statement and estimation of mineral resources has been completed under the oversight and review of Mr. Michele Della Libera, Director, Exploration for the Company. Mr. Della Libera is a Professional Geoscientist and member of the Association of Professional Geoscientist of Ontario and of the Engineers and Geoscientist of British Columbia. Mr. Ritter, Mr. Simms and Mr. Della Libera are "Qualified Persons" as defined by NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance regarding production, costs, capital investments and expenses on a consolidated and mine-by-mine basis, and the factors and timing contributing to those expected results; the Company's core strategy and objectives remaining unchanged and the intended advancement of key priorities at both sites; planned advancement of underground production from the Intrepid zone, development of the Main zone below the pit and completion of the first in-pit portal in the second half of the year at Rainy River; expectations that 2023 will be the last significant capital waste stripping year and the corresponding reduction in sustaining capital in future years at Rainy River; plans to improve reliability of the Rainy Rive processing plant and look for opportunities to optimize costs; anticipated timing for first ore from the C-Zone at New Afton; the continued advancement and growth of New Afton's exploration program; projected benefits relating to production and costs upon achieving Company objectives; plans to deliver on objectives and update the market on progress; projected percentage of annual production during the second half of 2023 at Rainy River; expected B3 mining rate; intended focus areas for exploration expenditures at New Afton; and Mineral Reserves and Mineral Resources estimates.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and New Afton Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine described herein being realized; (10) there being no material disruption to the Company's supply chains and workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19  or otherwise that would interfere with the Company's anticipated course of action at its operations.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. The scientific and technical information relating to the Mineral Reserves of the New Afton Mine and all other scientific and technical information about the New Afton Mine contained herein has been reviewed and approved by John Ritter, General Manager of the New Afton Mine. The scientific and technical information relating to the Mineral Reserves of the Rainy River Mine and all other scientific and technical information about the Rainy River Mine contained herein has been reviewed and approved by Gord Simms, General Manager of the Rainy River Mine. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Ritter is a Professional Engineer and member of the Engineers and Geoscientists British Columbia. Mr. Simms is a Professional Engineer and member of the Engineers and Geoscientists British Columbia.  Mr. Della Libera, Mr. Ritter and Mr. Simms are all "Qualified Persons" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

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For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 16-FEB-23